Filed by SeaChange International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Triller Hold Co LLC

(Commission File No. 333-262880)

Triller Acquires Majority Interest in Bare Knuckle Fighting Championship (BKFC)

BKFC latest company to join the TrillerVerz

Company Aims to Strengthen Triller Fight Club’s Leadership in Combat Sports Sector with BKFC Acquisition

Los Angeles, CA (February 23, 2022); Triller, the AI-powered open garden technology platform for creators, today announced that it has acquired the world’s fastest growing company in combat sports, Bare Knuckle Fight Championship (BKFC), for an undisclosed amount. As the company continues to invest in the technology, services and events that are redefining social media and the rapidly growing combat sports sector, Triller’s acquisition is another step in that direction as it looks to expand Fight Club’s leadership in the space. This transaction also fits nicely with Triller’s acquisition of FITE last year, a global streaming platform which has carried BKFC since its inception.

“We see this as both a natural evolution and also a revolution for combat sports,” said Fight Club’s Ryan Kavanaugh. “We have long admired the tenacity, ferocity, and passion of both the fighters and the team of BKFC. This is the most obvious win-win in the history of combat sports,” added Kavanaugh. “Our goal has been to continue to bring the younger generation and combat sports viewership together, something that has been diverging up until our involvement, and BKFC does just that. We admire that they fought an uphill battle to create a newly regulated combat sport, and now to have it be the fastest growing combat sport is a real testament to BKFC founder and CEO, Dave Feldman’s vision and his and his team’s ability to execute.”

Bare Knuckle Fighting Championship (BKFC) launched in June of 2018 as a platform to host combat sports events. It is currently regulated in eighteen states and Mexico. Since its inception, BKFC has amassed an impressive roster featuring numerous UFC veterans, including Paige VanZant, Mike Perry, Chad Mendes, Johnny Bedford, Thiago Alves, Luis Palomino, Hector Lombard, Joe Riggs and 2016 U.S. Olympic Bronze medalist Nico Hernandez.

“We feel that combining Triller and bringing BKFC into the TrillerVerz we can supercharge the growth even further than we have, and quickly bring BKFC further into the mainstream. Triller’s production value, access to talent and marketing prowess combined with our massive loyal following is truly a case where 1+1 = 11. All I can say is watch out world here we come,” said Dave Feldman, founder and CEO of BKFC.

Together, Triller Fight Club and BKFC will focus on delivering the best experiences for creators, athletes, influencers, and brands. Since Fight Club exploded onto the combat sports scene, it has perpetually been innovating and creating innovative experiences for athletes and fans alike, which aligns with Triller’s mission of bringing iconic cultural experiences to the masses.

Launched less than two years ago, Triller Fight Club has already sold over 3,000,000 pay-per-views in the past year, making it one of the top-selling combat sports/entertainment platforms. TrillerVerz’s widely acclaimed monthly series, including world-class professional boxing and great Verzuz battles, has consistently been at the top of watched broadcasts averaging over 5,000,000 views.

The award-winning Nigel Lythgoe produces Triad Combat, and is the Triller Fight Club visionary, in addition to the producer and creative force behind ‘American Idol’ and ‘So You Think You Can Dance’.

To learn more about Triller’s acquisition of BKFC, please visit: TrillerFightClub.com and BKFC.com.

Follow Triller Fight Club on social media:

Instagram: @Triller, @TrillerFightClub

Twitter: @Triller, @TrillerFight

Facebook: @TrillerFightClub

Follow BKFC on social media;

Instagram: @BareKnuckleFC

Twitter: @BareKnuckleFC

Facebook: @BareKnuckleFC

YouTube: @BareKnuckleFightingChampionship

TikTok: @BareKnuckleFC

Media Contact:

Bernie Bahrmasel

Triller Fight Club

BernieBahrmasel@yahoo.com

+1 773 592-2986

About Triller:

Triller is the AI-powered open garden technology platform for creators. Pairing music culture with sports, fashion, entertainment, and influencers through a 360-degree view of content and technology, Triller encourages its influencers to post the content created on the app across different social media platforms and uses proprietary AI technology to push and track their content virally to affiliated and non-affiliated sites and networks, enabling them to reach millions of additional users. Triller additionally owns VERZUZ, the live-stream music platform launched by Swizz Beatz and Timbaland; Amplify.ai, a leading customer engagement platform; FITE, a premier global PPV, AVOD, and SVOD streaming site; and Thuzio, a leader in B2B premium influencer events and experiences.

About BKFC

Bare Knuckle Fighting Championship (BKFC) is the first promotion allowed to hold a legal, sanctioned, and regulated bare knuckle event in the United States since 1889. Based in Philadelphia and headed by President and former professional boxer David Feldman, BKFC is dedicated to preserving the historical legacy of bare knuckle fighting while utilizing a specifically created rule set that emphasizes fighter safety. BKFC will hold all of its bouts in a revolutionary circular four-rope ring, designed to encourage fast-paced and exciting bouts. The patented BKFC “Squared Circle” contains scratch lines, based on the Broughton Rules, which governed bare knuckle fighting in the 19th century, and which requires fighters to “Toe the Line”: start every round face to face, and just inches apart.

In BKFC, only those fighters who are established professionals in boxing, MMA, kickboxing, or Muay Thai will be allowed to compete. The referees and judges will also be required to have extensive professional combat sports experience. All fights will be held under the auspices and control of an Athletic Commission. Unlike other fighting organizations and combat sports internationally which claim to be “bare knuckle”, but require wraps, tape, and gauze; BKFC is true to its word as fighters are not allowed to wrap their hands to within one inch of the knuckle. This makes BKFC unquestionably the truest form of bare knuckle fighting. BKFC is dedicated to not just creating the safest, most exciting, and highest-level bare knuckle fighting organization in the world; it’s also leading the way for a new, fully recognized professional combat sport. BKFC is truly the sport of the future.